Mail Stop 7010


October 4, 2005


Via U.S. mail and facsimile (604) 269-6623

Mr. Yan Liu
President
Toro Ventures Inc.
2498 West 41st Ave., Suite 232
Vancouver, British Columbia
Canada V6M 2A7

Re:	Toro Ventures Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 22, 2005
File No. 333-127520

Dear Mr. Liu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment 3 in our letter dated
September 7, 2005 and revised disclosure on page 20. Please revise further to disclose your timing in your summary. In that regard, we reissue comment 3 in part.

Use of Proceeds, page 11

2. We note your response to our comment 24 in our letter dated
September 7, 2005. Please revise to clarify whether you used the $35,000 in proceeds to pay for the expenses incurred or intend to use that amount to pay these expenses in the future.

Consent of Independent Registered Public Accounting Firm

3. You indicate that you have filed an updated auditor`s consent as exhibit 23.2; however, we are unable to find that consent. Please file an updated consent with your amendment.

Financial Statements, page 32
General

4. Revise the heading of your financial statements to clearly indicate that you are a development stage company and specifically identify the inception date.

Balance Sheet, page 32
Note 6-Share Capital, page 38

5. We note that throughout your registration statement you indicate that as of May 26, 2005, 5,845,000 shares of your common stock were issued and outstanding. Revise your disclosure in Note 6-Share Capital, to properly reflect this information. Additionally, your balance sheet should reflect common stock at $5,845 (5,845,000 shares at $.001 par value) with additional paid in capital of $54,155.

Statement of Operations and Deficit, page 33

6. It does not appear to us that you have any dilutive securities, please advise or revise your EPS calculations.

Cash Flow Statement, page 34

7. Please amend your statement to reflect the following:
* The heading should read Cash Flow Statement;
* The changes in accounts payable and accrued liabilities should be
2,424;
* Cash flow from financing activities should total 35,000;
* There should be no cash flow related to the investment in the franchise as it was a non-cash item because it was a share based payment, and;
* Ensure that your statement totals appropriately.

Note 1-Incorporation and Operating Activities, page 36

8. Please clearly state that you are a "development stage company" and disclose your company`s inception date.

Note 2 - Summary of Significant Accounting Policies-Reporting on the costs of startup activities, page 36

9. Please revise your reference to the Statement of Position to appropriately reference SOP 98-5.

Note 4-Investment in Franchise, page 37

10. We reviewed your response to prior comment 65. Please disclose your basis for determining that the investment in a Big-On-Burgers franchise was not impaired at June 30, 2005. Additionally, revise your MD&A to disclose and discuss the significant assumptions underlying your impairment analysis of this asset, including the time period that you expect this asset to begin generating positive cash flows. Please also disclose in Note 2, your accounting policy for intangible assets including determining the useful life and related amortization period as well as your policy for testing this asset for impairment.

Exhibit 5.1 - Legal Opinion

11. Please revise the opinion to include the file number of your registration statement.

12. In the paragraph marked "A," please revise to delete the reference to "official capacity." It is inappropriate to assume that a person signing documents on behalf of the company is authorized to do so.


*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or in her absence, me at
(202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Yan Liu
Toro Ventures Inc.
October 4, 2005
Page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE